Exhibit 99.52

PRESS RELEASE

Trading Symbol: SVM.TO	July 10, 2007

Silvercorp Signed Joint Venture Contract to Explore Two Silver-Polymetalic
Mineral Properties in Qinghai Province, China

VANCOUVER, British Columbia – July 10, 2007 – Silvercorp Metals Inc. (the “Company”) announces that it has signed a joint venture contract with Qinghai Geological Survey (“QGS”) to form Qinghai Found Mining Company Ltd. (“Qinghai Found”), a Sino-foreign cooperate joint venture company, to explore and develop the Na-Bao silver-polymetalic Project in Qinghai Province. Under the joint venture contract, the Company can earn an 82% interest in Qinghai Found by investing about US$4.0 million. QGS will retain an 18% carried interest in Qinghai Found in exchange for transferring the three Na-Bao permits to Qinghai Found.

Na-Bao Project
The Na-Ba Project is located in the Na-Bao area of southwest Qinghai province about 100 km west of the Qinghai-Tibet Railway. It consists of three exploration permits covering an area of about 320 square km (19 km by 16 km) . The Na-Bao Project was discovered through 1:200,000 and 1:50,000 scale stream sedimentary geochemical surveys completed in 2006 which revealed a 10 km long by 6 km wide silver-lead geochemical anomalies in the centre of the Project area. A follow-up field check of the anomalies has discovered two silver-polymetalic prospects within the anomalies. The No.1 prospect is made of two parallel, over 1,000 metre (m) structural zones that show significant silver-lead-zinc sulfide mineralization, as evidenced by massive galena (lead mineral) and sphalerite (zinc mineral). Based on a 2006 Qinghai Geological Survery (“QGS”) report, the mineralization zones contain as high as 71.06% lead and 23.99% Zinc. The No. 2 prospect shows outcrop of copper-iron skarn, grab sample of which returned 4.8% copper, 25.1% total iron, and 41.8 grams per tonne silver.

Currently, the Company has engaged QGS to carry out an exploration program, including 50 square km of geological mapping, 30 square km of IP geophysical survey, and 10,000 cubic metres of surface trenching. The field season is generally from May to October.

XG Project
The Company has also signed a letter of intent with QGS to jointly explore the XG silver polymetalic project, which consists of two exploration permits (the XGE and XR Permits) owned by QGS and totaling about 161 square km, 460 km southeastern of the Na-Bao project. With the establishment of Qinghai Found, the XG project permits will also be transferred to Qinghai Found in exchange for a cash payment to QGS. Golder Association Consulting Ltd. of Australia (“Golder”) completed a NI 43-101 technical report on the XG Project in November 2006.

Based on the Golder report, in the XGE permit area, 4 major stream sedimentary geochemical anomalies were identified. Surface trench exploration on one of the geochemical anomalies discovered the XGE silver-copper-lead mineralization zone, which is about 2200m long and 250m wide. Within the zone, four mineralized structures ranging from 130m to1600m in length and 1m to 45m in width were identified by trenches. The Significant trench interval includes 7.6 metres grading 1920 gram/tonne (g/t) silver and 2.47% copper. The assay result for the trenches are listed in the table below.

In the western XR permit area, 6 silver stream sedimentary anomalies were identified. Surface trench work in one of the geochemical anomalies has discovered four mineralized structures ranging from 150m to 2,200m in length and 3m to 45m in width within a 2.5 km by 1 km area. The assay results for the trenches are listed in the table below.

Trench Assay Results

Trench	Prospect	Sample length		Grade
		(metre)	Ag g/t	Cu %	Pb %	Zn %
TC5		3.80	76	1.01	0.005	0.007
TC6		6.20	7	2.48	0.010	0.060
TC11		0.41	124	1.2	0.004	0.040
TC17	XGE	1.00	3	0.88	0.002	0.015
TC3		23.70	714	1.05	0.370	0.430

Including		7.60	1920	2.47	0.440	0.630
TC1	XR	4.60	1	-	10.970	0.340
TC14		21.30	30	-	3.160	2.180
Including		1.50	71	-	12.660	2.720
TC14		6.00	114	-	19.680	0.140
TC15		2.00	98	-	15.270	0.170
TC13		4.20	48	-	2.670	0.280
TC3W		8.00	193	-	7.930	0.700
Including		4.50	321	-	13.150	1.130
TC3E		4.50	88	-	2.680	0.070
TC9		5.90	245	-	7.230	0.310
TC11		3.00	10	-	3.000	8.720
TC12		2.80	5	-	2.530	0.870
TC16		1.30	3	-	0.700	0.009
QJ3		4.10	111	-	23.930	0.210
QJ2		4.00	106	-	4.940	0.450

QJ1	5.50	182	-	7.080	0.120
Including	2.00	364	0.15	14.020	0.020
	Grab sample (TC9 of
Golder Check sample	XR Prospect)	305	-	10.960	-

Both Na-Bao and XG Projects are subject to receive final approvals from regulatory authorities.

Quality Control of Assay results
The samples were collected by the Qinghai Geological Survey, a Qinghai Provincial government agency in charge of exploration of mineral resource in the Province. The samples were assayed in Qinghai Geological Central Laboratories (“QGCL”), an ISO9001-2000 certified lab which also is accredited by Chinese National Accreditation Board for Laboratories.

The sample preparation consists of drying, crushing, splitting of samples to 150 grams, then the samples are pulverized to 200 mesh. Silver, lead, zinc, and copper were analyzed by a 3-hour hot aqua regia digestion on 10-gram samples with an AA/ICP finish. Check samples by Golder was assayed in Tianjian SGS Laboratory, China.

Myles Gao, P.Geo., is the Qualified Person on the project under NI 43-101.

About Silvercorp Metals Inc.
Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People’s Republic of China (“China”). Currently, the Company’s main mining operations are the Ying Silver-Lead-Zinc mine (“Ying Silver Project”) and the Hou-Ping Gou Silver-Gold-Lead-Zinc mine (“HPG Project”), owned through its 77.5% and 70% Chinese subsidiary companies, respectively.

The Company is on the S&P/TSX Composite Index, the S&P/TSX Global Gold Index, and S&P/TSX Global Mining Index.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, Phone: (604) 669-9397, fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.